Exhibit 99.1

CPLP to Spin Off Its Crude and Product Tanker Business and Merge It with DSS Holdings L.P.’s Business and Operations

$1.65 Billion Transaction Involving 68 Tankers Is Expected to Create the Third Largest Publicly Traded MR and Product Fleet in the World, and One of the World’s Largest Public Mixed Product and Crude Fleet Operators

CPLP Will Continue as a Master Limited Partnership Supported by Medium- to Long-Term Charters with a Stable Distribution Base Well-Positioned for Growth

ATHENS, GREECE and GREENWICH, CT, USA — November 27, 2018 — Capital Product Partners L.P. (NASDAQ: CPLP) (“CPLP”) and DSS Holdings L.P. (“DSS”), a privately held company and one of the world’s largest owners and operators of medium-range product and Suezmax crude tankers, have entered into a definitive transaction agreement pursuant to which CPLP has agreed to spin off its crude and product tanker business into a separate publicly listed company, which will merge with DSS’ businesses and operations in a share-for-share transaction.

The new company, to be called Diamond S Shipping Inc., will be a market leader in the crude and product tanker markets, benefitting from a balanced and large-scale portfolio of vessels, strong management leadership and a cost-efficient commercial platform. The transaction reflects DSS’ strategic initiatives to access public markets with enhanced scale at a cyclically opportune time to create one of the world’s largest shipping companies well positioned for future industry consolidation. The new company is expected to be listed on the New York Stock Exchange and will be headquartered in Greenwich, Connecticut.

This transaction represents a strategic step for CPLP to unlock unitholder value by combining its tanker business with a highly regarded pure-play tanker company. CPLP intends to continue as a master limited partnership (“MLP”), with a modern fleet under medium- to long-term charters producing stable cash flows in the container sector complemented by one drybulk vessel. CPLP expects to be well positioned going forward to engage in asset acquisitions across different shipping segments with the aim of growing its per unit distributable cash flow.

The transaction is valued on an NAV-to-NAV basis with CPLP receiving $23 million in consideration in the form of approximately 3% incremental ownership in Diamond S Shipping Inc. related to certain transaction benefits including access to public markets and enhanced scale. The transaction results in CPLP unitholders initially owning approximately 33% and DSS equity owners initially owning approximately 67% of the new company (all ownership percentages are subject to closing adjustments). CPLP unitholders also will continue to own their CPLP units. CPLP intends to effect a reverse unit split promptly after the closing of the transaction.

About Diamond S Shipping Inc. and the Transaction

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Diamond S Shipping Inc.’s asset portfolio will consist of the combined product and crude tanker fleet of CPLP and DSS, totaling 68 high-quality tankers, with an average age of 7.8 years, including 52 product tankers and 16 crude tankers, positioning the new public company to capitalize on the improving fundamentals in the tanker market on a greater scale.

•	Diamond S Shipping Inc. is expected to be the third largest publicly traded product tanker operator and the fifth largest public tanker company worldwide.

•	The new company is expected to be well capitalized, with post-close net debt to fleet value of approximately 60% and total liquidity in excess of $90 million.

•	The new company will be led by DSS’ management team, which has an established track record of growth and successful commercial operations.

Diamond S Shipping Inc.’s Board and Management

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Craig Stevenson, Jr., CEO of DSS, will serve as the CEO of Diamond S Shipping Inc. Mr. Stevenson has over 40 years of experience in the shipping industry and previously served as the Chairman and the Chief Executive Officer of OMI, a NYSE-listed tanker company. The Diamond S management team will continue to serve in senior management positions.

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The new company’s board of directors will consist of seven members, a majority of whom are expected to be independent. DSS will initially nominate three board members, Nadim Qureshi, who will serve as the Chairman, Hal Malone, and Kate Blankenship, and CPLP will initially nominate two board members, Jerry Kalogiratos and Gerry Ventouris. The board of directors will further include Mr. Stevenson and Bart Veldhuizen.

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Diamond S Shipping Inc. will combine the technical expertise of Capital Ship Management Corp., the current manager of CPLP’s fleet, and the cost effective operating structure of DSS. Capital Ship Management Corp. will continue to provide commercial and technical management for the crude and product tankers contributed by CPLP to Diamond S Shipping Inc.

Mr. Stevenson commented:

“Our organization is pleased to create with CPLP one of the world’s largest public company tanker operators. This transaction will occur at an opportunistic time in the cycle and creates one of the largest, highest quality fleets and best capitalized public shipping companies in the market. We are confident that this unique combination will create significant shareholder value through the cycle by using our cash flow to invest in the business via acquisitions and returning capital back to our shareholders. We look forward to leveraging CPLP’s outstanding expertise and industry reputation as we work to grow the business together.”

Diamond S Shipping Inc.’s Shareholders

It is expected that, among other significant shareholders, funds affiliated with WL Ross & Co. LLC, the private equity division of Invesco Ltd., and First Reserve, two major shareholders of DSS, will hold approximately 24% and 20%, respectively, of the new company. Capital Maritime & Trading Corp., CPLP’s sponsor and the parent of CPLP’s general partner, and its affiliates are expected to hold approximately 5% of the new company. All ownership percentages are subject to closing adjustments.

CPLP Following the Spin-Off

This transaction will realign CPLP with a modern containership asset base (with an average age of 6.6 years) operating under medium- to long-term charters (5.3 years of remaining charter duration) and thus enhancing cash flow visibility for CPLP unitholders. CPLP will continue to maintain a strong balance sheet, as part of the debt proceeds raised by DSS for the acquisition of the CPLP tankers will be used to fully redeem the CPLP Class B Unit series outstanding at 100% of its redemption value ($116.8 million) and to reduce the Partnership’s indebtedness to $290.0 million or less compared to $459.1 million as of September 30, 2018.

CPLP expects to adopt a new annual common unit quarterly distribution guidance of $0.045 going forward in view of this transaction. CPLP also intends to pursue growth opportunities that are accretive to its distributable cash flow across different shipping segments with the aim of growing its long-term distributable cash flow over time.

Gerasimos (Jerry) Kalogiratos, Director and Chief Executive Officer of Capital GP LLC (CPLP’s general partner), commented:

“We are excited about this transaction, which marks a strategic step to drive value creation for our unitholders, as we expect the sum of the parts following this transaction to exceed the current equity valuation of CPLP. The Partnership’s common unitholders will not only receive $23 million in consideration which implies an approximate 10.8% premium to the NAV contributed as part of this transaction, but will also retain exposure to the product and crude tanker markets at greater scale, while continuing to receive a meaningful common unit distribution from CPLP post transaction.”

Mr. Kalogiratos added:

“This transaction also enables CPLP to combine its tanker assets with DSS, a market leader that will be led by an accomplished management team with an excellent industry track record.”

“Finally, this transaction allows CPLP to reshape its business with a modern fleet that has a remaining average charter duration of 5.3 years, providing CPLP unitholders with more stability and cash flow visibility. This should well underpin the new quarterly common unit distribution guidance of $0.045. After the transaction, we believe that we will be uniquely positioned to grow our asset base again with modern vessels employed under medium- to long-term charters both from our sponsor as well as the second-hand market with a view to growing our long-term distributable cash flow.”

Transaction Details and Conditions to Close

CPLP will contribute its product and crude vessels, $10 million in cash and associated inventories to Diamond S Shipping Inc. and distribute Diamond S Shipping Inc.’s common shares on a pro rata basis to all record holders of CPLP’s common and general partner units.

The distribution is expected to be made on the basis of one Diamond S Shipping Inc. common share for every 10.19149 CPLP common units or CPLP general partner units.

Immediately following the spin-off, Diamond S Shipping Inc. will merge with subsidiaries of DSS. In the mergers, the new company will issue shares of common stock to shareholders of DSS in such amount as to reflect the relative net asset values of the respective businesses and the agreed premium.

After the spin-off, CPLP contemplates effecting a 1-for-5 reverse unit split of its outstanding units. The reverse split is intended to bring CPLP’s common unit trading price more in line with that of peer companies.

The initial Form 10 registration statement relating to the spin-off is expected to be filed with the Securities and Exchange Commission (the “SEC”) in December 2018, and the distribution and combination are expected to be completed in the first quarter of 2019.

The transaction close is subject to certain conditions, including the SEC declaring effective Diamond S Shipping Inc.’s registration statement, filing and approval of Diamond S Shipping Inc.’s listing application, the availability of net proceeds from committed debt financing in the amount, combined with cash to be procured by DSS, if any, required to consummate the transaction and the consent of CPLP’s banks to the partial prepayment and amendment of CPLP’s existing credit facilities. The transaction does not require a vote of the holders of CPLP’s common units.

It is expected that for U.S. federal income tax purposes the spin-off will be treated as a non-taxable return of capital to the extent of each CPLP common unitholder’s tax basis, and thereafter as capital gain.

The board of directors of CPLP delegated to a special committee consisting solely of independent board members the full power, authority and responsibility to, among other things, evaluate, negotiate and determine whether to approve the transaction. The special committee, after consultation with its independent legal and financial advisors, has unanimously approved the transaction. The transaction was also approved by the conflicts committee of the CPLP board of directors. Following the determinations of the special committee and the conflicts committee, the CPLP board of directors unanimously approved the transaction.

Financing of the Transaction

DSS has entered into several firm commitments for a syndicated five-year term loan and revolving credit facility (the “credit facility”) of up to $360 million with a syndicate of global shipping banks. Net proceeds from the credit facility will be used to partially prepay a portion of the loans outstanding under CPLP’s existing credit facilities, redeem CPLP’s Class B Units and fund transaction expenses. A portion of the net proceeds of the credit facility will also be used to refinance certain existing indebtedness of DSS.

Conference Call and Webcast

Tomorrow, November 28, 2018, CPLP and DSS will host an interactive conference call to discuss this announcement at 8:30 a.m. Eastern Time.

A presentation about the transaction will be posted to the Investor Relations section of CPLP’s website at www.capitalpplp.com/investor-relations.

Individual investors are invited to listen to the interactive conference call. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0 (808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. In addition, a replay will be available beginning shortly after the call has ended.

The investor presentation and this press release have also been furnished to the SEC in a current report on Form 6-K.

About CPLP

CPLP (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. CPLP currently owns 36 vessels, including 21 modern medium-range product tankers, three Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier.

About DSS

DSS, a private shipping company incorporated in the Marshall Islands and headquartered in Greenwich, Connecticut, is an international owner of product and crude tankers. DSS currently owns 43 vessels, including 31 modern medium-range product tankers and 12 Suezmax crude oil tankers.

Advisors

Evercore and Stifel are serving as financial advisors and Sullivan & Cromwell LLP is serving as legal advisor to CPLP. DVB Capital Markets LLC is serving as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as legal advisor to CPLP’s special committee. Moelis & Company LLC is serving as the financial advisor and Jones Day is serving as legal advisor to DSS. Clarksons Platou is serving as industry advisor in connection with the transaction.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of the combined company and any remaining business of CPLP and the consummation of the transaction, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. These risk and uncertainties include, among others: (1) the risk that the transaction may not be completed on terms or in the timeframe expected by DSS or CPLP or at all; (2) the possibility that various closing conditions to the transaction may not be satisfied or waived; (3) the risk that committed financing may not be available or may not be available in an amount sufficient, together with cash to be procured by DSS, to complete the transaction; (4) risks and uncertainties related to the expected tax treatment of the spin-off; (5) the possibility that third-party consents will not be received; (6) failure to realize the anticipated benefits of the transaction; (7) the impact of the spin-off on the business of CPLP and (8) the potential impact of major shareholdings on the trading price of the new company shares. For further discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, each of DSS and CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. Neither DSS nor CPLP assumes any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to DSS or CPLP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Contact Details

CPLP-F

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com